UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from           to

Commission file number 1-7792

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TAX-ADVANTAGED SAVINGS PLAN OF POGO PRODUCING COMPANY

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

POGO PRODUCING COMPANY

5 GREENWAY PLAZA, SUITE 2700

HOUSTON, TEXAS 77046

Tax-Advantaged Savings Plan of Pogo Producing Company
Financial Statements and Supplemental Schedule
December 31, 2004 and 2003

Tax-Advantaged Savings Plan of Pogo Producing Company
Index
December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

Financial Statements

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Consent of Independent Registered Public Accounting Firm

Note:         All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable or the information required is disclosed in the financial statements and notes thereto.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Tax-Advantaged Savings Plan of Pogo Producing Company

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Tax-Advantaged Savings Plan of Pogo Producing Company (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Houston, Texas
June 27, 2005

Tax-Advantaged Savings Plan of Pogo Producing Company
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003

Investments, at fair value
Pogo Producing Company Stock Fund	$13,350,528	$16,350,273
Registered investment companies	21,133,517	13,600,486
Participant loans	327,800	7,600
Net assets available for benefits	$34,811,845	$29,958,359

The accompanying notes are an integral part of these financial statements.

Tax-Advantaged Savings Plan of Pogo Producing Company
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2004

Interest and dividend income from investments	$542,311
Interest income from participant loans	10,893
Net appreciation in fair value of investments	1,788,260
Contributions
Participant	1,936,716
Company	1,359,892
Total contributions	3,296,608
Total additions	5,638,072
Benefits paid	(784,561)
Participant loan fees	(25)
Total deductions	(784,586)
Increase in net assets available for benefits	4,853,486
Net assets available for benefits
Beginning of year	29,958,359
End of year	$34,811,845

The accompanying notes are an integral part of these financial statements.

Tax-Advantaged Savings Plan of Pogo Producing Company
Notes to Financial Statements
December 31, 2004 and 2003

1.                            Description of Plan

The following description of the Tax-Advantaged Savings Plan of Pogo Producing Company (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

Pogo Producing Company (“Pogo’’) established the Employees Stock Purchase Plan for Pogo Producing Company (the “Stock Purchase Plan’’) effective January 1, 1978, for the benefit of the employees of Pogo and any participating subsidiaries (collectively, the “Company”).  On January 1, 1985, the Stock Purchase Plan was amended and restated and became the Tax-Advantaged Savings Plan of Pogo Producing Company.  The Plan was most recently amended and restated effective January 1, 2003.

The Plan is a defined contribution plan and is intended to meet the requirements of Sections 401(a), 401(k) and 501(a) of the Internal Revenue Code of 1986 (the “Code”) and of the Employee Retirement Income Security Act of 1974 (“ERISA”), as either may be amended from time to time.

John O. McCoy, an officer of Pogo, served as trustee of the Plan until October 31, 2003, when Vanguard Fiduciary Trust Company became the Plan’s trustee.  The Plan administrator is the Administrative Board (of which Mr. McCoy is a member), the members of which are appointed by Pogo’s board of directors.

Effective October 31, 2003, the Plan assets were transferred in-kind from a brokerage account at The Vanguard Group (“Vanguard”) into individual participant accounts at Vanguard and the responsibility for the Plan’s recordkeeping was transferred from Pogo to Vanguard.  These changes allow participants to access their account balances and to initiate transactions at their convenience.

Investments

The Plan’s investment options include Pogo common stock through the Pogo Producing Company Stock Fund (the “Company Stock Fund”), the Vanguard Prime Money Market Fund, Vanguard Long-Term Investment-Grade Fund Investor Shares, Vanguard Wellington Fund Investor Shares, Vanguard 500 Index Fund Investor Shares and Vanguard PRIMECAP Fund Investor Shares.  Effective October 31, 2003, the Plan’s holdings in Pogo common stock were reregistered and transferred into the newly created Company Stock Fund.  The Company Stock Fund invests primarily in Pogo common stock but also maintains a small portion of its balance in cash to help accelerate and simplify the processing of daily participant transactions.

Eligibility and Participation

Participation in the Plan is voluntary.  Any active employee of the Company who is at least 21 years of age is eligible to participate in the Plan on the first day of the calendar quarter following employment.

Participant Contributions

Through December 31, 2003, participants could elect to make contributions to the Plan on a pre-tax basis from 1% to 10% of their eligible compensation, subject to IRS limits.  Effective January 1, 2004, the maximum percentage a participant could contribute to the Plan was increased from 10% to 30%, also subject to IRS limits.  For 2004 and 2003, the IRS limits on participant contributions were $13,000 and $12,000, respectively.  Such contributions are invested in the Plan’s currently available investment options in accordance with each participant’s investment allocation.

Effective January 1, 2004, participants age 50 or over by the end of a Plan year could elect to make catch-up contributions to the Plan.  Catch-up contributions represent employee pre-tax deferrals in excess of IRS annual deferral limits.  For 2004, a participant who elected to make catch-up contributions and who contributed the maximum allowed by the IRS ($13,000 for 2004) could continue to make contributions to the Plan up to an additional $3,000.  Catch-up contributions are invested in accordance with each eligible participant’s investment allocation.

In 2003, the Plan was amended to allow eligible rollover contributions from other qualified retirement plans on behalf of active participants.  The Plan administrator must approve such rollover contributions in advance.  Rollover contributions can be invested in any currently available investment option and may be withdrawn from the Plan at any time.

Company Contributions

The Company contributes an amount equal to each participant’s contribution, limited to a maximum of 6% of the participant’s eligible compensation and further limited by IRS rules and regulations.  For 2004 and 2003, the maximum that the Company was allowed to contribute on behalf of an individual participant (the “Company Match”) was $13,000 and $12,000, respectively.  Catch-up contributions and rollover contributions are not eligible for the Company Match.

Historically, the Company Match was required to be invested in Pogo common stock (through the Company Stock Fund after October 31, 2003).  In 2003, the Plan was amended to allow participants who have satisfied the Plan’s two-year service requirement for vesting to redirect the investment of their current and future Company Match account into any currently available investment option.  For those participants who have not yet vested in their Company Match account, their matching contributions continue to be invested in the Company Stock Fund until they are 100% vested.

Participant Accounts

Each participant’s account is credited with that participant’s contributions, their Company Match and an allocation of earnings based on their investment options.  Allocations of earnings are based on the proportion that each participant’s account balance bears in relation to the total of all participant balances in a particular investment option.  The benefit to which a participant is entitled is limited to that participant’s vested account balance.  Participant accounts are valued daily.

Vesting

Participants are fully vested in their Company Match account balance after two full years of employment with the Company.  Participants are always fully vested in their pre-tax contributions and any earnings thereon.

Participants are automatically 100% vested in the Company Match if they die while they are an employee of the Company, retire from the Company at age 55 (or later) or become eligible to receive benefits under the Company’s long-term disability plan.  In any of these instances or in the case of termination of employment after vesting, the participant (or in the event of death, the participant’s beneficiary) is entitled to withdraw the entire balance of the Company Match account.

Forfeitures

A participant who is not vested in his Company Match account and is absent from employment for 12 consecutive months for reasons other than death, retirement prior to age 55 or disability forfeits the balance in his Company Match account.  Forfeited amounts are used to reduce Company Match contributions.  There were no forfeitures during 2004 or 2003.

Participant Loans

In 2003, the Plan was amended to allow participant loans.  An active participant can borrow from his vested account balance a minimum of $1,000 to a maximum equal to the lesser of 50% of such vested balance or $50,000.  Participant loans are secured by the borrowing participant’s account balance and are charged an interest rate equal to the prime lending rate plus 1%, a nonrefundable loan origination fee of $40 and a $25 annual maintenance fee which is waived in the year of issue.  Payments of principal and interest are made through payroll deduction.

Each eligible participant is allowed a maximum of two loans outstanding at any one time.  The loan repayment term cannot exceed 5 years or up to 15 years if the purpose of such loan is to acquire a primary residence.

Benefit Payments

Vested benefits of retired, disabled, deceased or terminated employees are distributed in a single lump-sum payment and are recorded when paid.

Expenses

All Plan expenses, including broker fees for the Company Stock Fund, are paid directly by Pogo.  Participant expenses, such as loan fees for participants borrowing against their vested account balances, are paid by such participants.

Termination of the Plan

The Plan may be terminated, amended or modified by Pogo’s board of directors at any time. In the event the Plan is terminated, all participants will become fully vested in their Company Match account balances.

2.                            Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting, except benefit payments which are reported on a cash basis to conform with generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to use estimates and assumptions that affect the accompanying financial statements and disclosures.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan invests in certain of Vanguard’s registered investment companies and the Company Stock Fund, all of which are stated at fair value.  Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.  The Company Stock Fund is valued at its year-end unit closing price (comprised of its year-end market price plus its uninvested cash position).  Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.  Capital gain distributions are included in dividend income.

Payment of Benefits

Benefits are recorded when paid.

3.                            Investments

The following table details the Plan’s investments at fair value.  Investments representing 5% or more of the Plan’s net assets in either year are separately identified by an asterisk (*) at December 31:

	2004		2003

Company Stock Fund
Participant-directed	$13,049,246	*	$16,055,451	*
Nonparticipant-directed	301,282		294,822
Vanguard Prime Money Market Fund	2,432,125	*	1,421,775
Vanguard Wellington Fund Investor Shares	4,436,935	*	3,159,900	*
Vanguard 500 Index Fund Investor Shares	4,433,598	*	3,116,538	*
Vanguard PRIMECAP Fund Investor Shares	7,947,112	*	4,773,504	*
Vanguard Long-Term Investment-Grade Fund Investor Shares	1,883,747	*	1,128,769
Participant loans	327,800		7,600
	$34,811,845		$29,958,359

During 2004, the Plan’s investments appreciated in value by $1,788,260, as follows:

Company Stock Fund	$203,979
Registered investment companies	1,584,281
$1,788,260

4.                            Nonparticipant-Directed Investments

The Plan was amended in 2003 to allow fully vested participants to direct the investment of their Company Match account into any currently available investment option.  Due to this change, the only remaining nonparticipant-directed investments in the Plan are those attributable to the Company Match accounts of nonvested participants and those attributable to balances transferred into the Plan from the Employee Stock Ownership Plan of Pogo Producing Company in June 1988.  All other Plan investments are now participant-directed.

Information about the net assets at December 31, 2004 and 2003, and the significant components of the changes in net assets for the year ended December 31, 2004, relating to the nonparticipant-directed investments is as follows:

	2004	2003

Net assets
Company Stock Fund, at fair value	$301,282	$294,822
	$301,282	$294,822

Changes in net assets
Reclassification to participant-directed investments	$(70,370)
Company contributions	71,111
Interest and dividend income from investments	1,153
Net appreciation in fair value of investments	4,566
Increase in nonparticipant-directed investments	6,460
Balance at beginning of year	294,822
Balance at end of year	$301,282

5.                            Related-Party Transactions

The Plan invests in units of the Company Stock Fund and shares of registered investment companies managed by an affiliate of Vanguard Fiduciary Trust Company (“VFTC”).  VFTC is the Plan’s trustee and custodian, the Vanguard Group, Inc. is the Plan’s recordkeeper and Pogo is the Plan’s sponsor.  Transactions in the Plan’s investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

6.                            Federal Income Taxes

The Plan is intended to be a qualified plan pursuant to Section 401(a) of the Code.  The Company received a favorable tax determination letter from the IRS on June 28, 2002, stating that the Plan, as designed, was in compliance with the applicable requirements of the Code.  The Plan has been amended since receiving the determination letter.  However, the Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.                            Risks and Uncertainties

The Plan provides for investments in Pogo common stock (through the Company Stock Fund) and various registered investment companies.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk.  Due to the level of risk associated with certain investment securities, it is reasonably possible that significant changes in the values of investment securities will occur in the near term.

Tax-Advantaged Savings Plan of Pogo Producing Company
PN 002
EIN 74-1659398
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2004

Identity of Issue, Borrower			Current
Lessor or Similar Party	Description of Investment	Cost	Value

Pogo Producing Company common stock*	Participant-directed Pogo Company Stock Fund	**	$13,049,246

Pogo Producing Company common stock*	Nonparticipant-directed Pogo Company Stock Fund	$172,641	301,282

Vanguard Prime Money Market Fund*	Registered Investment Company	**	2,432,125

Vanguard Long-Term Investment-Grade Fund Investor Shares*	Registered Investment Company	**	1,883,747

Vanguard Wellington Fund Investor Shares*	Registered Investment Company	**	4,436,935

Vanguard 500 Index Fund Investor Shares*	Registered Investment Company	**	4,433,598

Vanguard PRIMECAP Fund Investor Shares*	Registered Investment Company	**	7,947,112

Participant loans*	At an interest rate of 5%-5.75%	**	327,800
			$34,811,845

*           Indicates party-in-interest.

**    Cost not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TAX-ADVANTAGED SAVINGS PLAN OF POGO PRODUCING COMPANY

By:	/s/ John O. McCoy, Jr.
John O. McCoy, Jr.
Member of the Administrative Board

Date: June 27, 2005

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION

23.1	— Consent of PricewaterhouseCoopers LLP